

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2014

<u>Via E-mail</u>
Lawrence Mendelsohn
Chairman and Chief Executive Officer
Great Ajax Corp.
9400 SW Beaverton-Hillsdale Hwy, Suite 131
Beaverton, OR 97005

> **Re: Great Ajax Corp.**
> **Draft Registration Statement on Form S-11**
> **Submitted September 23, 2014**
> **Draft Registration Statement on Form S-11**
> **Submitted September 29, 2014**
> **CIK No. 0001614806**

Dear Mr. Mendelsohn:

We have reviewed your draft registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting amended draft registration statements or publicly filing your registration statements on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statements or filed registration statements, we may have additional comments.

General

1.   To the extent comments are issued on the Form S-11 primary registration statement that are also applicable to the resale registration statement on Form S-11, please make the appropriate corresponding changes.

2.   We note that although a table has been provided for capitalization and dilution, you have not yet populated these tables with quantitative information within your draft submission. We will review this information when provided and may have additional comments at that time.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5.   We note your analysis on pages 13-14, on pages 43-44 in the risk factors section and on pages 95-96 regarding why you believe your operations will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

6.   We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. See Securities Act Release 33-6900.

Summary, page 1

7.   We note your primary strategy is to acquire, own and manage re-performing, sub-performing and non-performing mortgage loans. You also state on page 2 that Gregory was built to service "high-touch" assets. Please revise to clarify in your summary what you mean by "re-performing," "sub-performing," and "non-performing" loans as well as "high-touch" assets. In addition, please balance your disclosure in the summary regarding your belief that you will generate attractive risk-adjusted returns with the fact, if true, that all the loans you own or intend to acquire are distressed residential mortgage loans where the borrower has failed to make timely payments of principal currently or in the past and describe the significant risks associated with these loans.

8.   We note your disclosure on pages 1 and 4 discussing your intention to securitize your performing and re-performing whole loan portfolios as a financing tool. We further note your disclosure on page 35 discussing the need to accumulate a sufficient portfolio before entering into any securitization transaction. Please revise to describe the impact to your business if you are unable to securitize these loans, revise to quantify a "sufficient portfolio" and provide, if possible, any projected timeline you have for accumulating a sufficient portfolio. In addition, please balance this discussion with a brief description of any difficulties or risks associated with securitizing distressed loans.

9.   You state on page 4 that, for loan pool acquisitions, you target a 10-18% unlevered return. Please revise to briefly explain what you mean by that statement and provide the basis for such statement, including clarifying whether you intend to use leverage.

10.   We note your disclosure on pages 3, 5, and elsewhere indicating that you have the ability to offer financing to REO purchasers when you decide to sell REO in certain states. We also note your disclosure on page 91 that your affiliated Servicer has the ability to underwrite and offer mortgage financing to REO purchasers only in certain states. Please briefly revise your disclosure to clarify whether your ability to offer financing is limited to certain states and whether you intend to purchase the new mortgage loans originated by the Servicer in these circumstances. To the extent you intend to purchase loans originated by the Servicer, please briefly explain how such purchases comply with your policy to not purchase portfolio assets from any Aspen-affiliates, as disclosed on page 13.

Our Strategy, page 3

11.   We note that your current portfolio consists of only a few REO and rental properties. We further note your disclosure on page 69 that you expect that many of your non-performing loans will enter foreclosure and ultimately become REO that will be sold or rented. Please briefly clarify here, if true, that you are not actively seeking to acquire REO or rental properties, but may acquire these properties subsequent to foreclosure, or similar proceedings, on your non-performing loans.

Our Portfolio, page 6

12.   Please revise to disclose here the breakdown of re-performing, sub-performing and non-performing loans in your portfolio. Please also include a breakdown of your fixed rate, ARM, and Hybrid ARM loans.

13.   We note footnotes (1) and (2) to the table. Please revise to highlight how you account for loans that are owned by the Servicer as well as the minority interests of other investors in Little Ajax.

14.   Please revise to clarify what you mean by "Deferred Balance," the date such deferred balance is due and clarify how the remaining term is calculated.

Formation and Tax Status, page 7

15.   We note your disclosure on page 7 that each of the REIT Institutional Investors purchased 2,822,621 shares of your common stock and 468,105 OP units. Please revise to reconcile with your disclosure on pages 112 and elsewhere that each REIT Institutional

Investor purchased 1,594,203 shares of your common stock and 453,551 OP units or advise.

16. Please revise your organizational chart to clarify the entity through which you hold your assets and, as applicable, the entity that will hold any subordinated securities from your future securitizations.

Management Agreement, page 9

17. Given the complexity of the incentive fee calculation on page 10, please consider including a hypothetical example in the prospectus.

18. Please revise the summary of fees payable to your Manager to include the termination fee. We note your disclosure on page 106 that the termination fee will be equal to twice the combined base fee and incentive fees payable to your Manager during the twelve-month period immediately preceding the date of termination.

Servicing Agreement, page 11

19. Given the overlap in ownership of your Manager and the Servicer, please revise to clarify your description of fees payable to the Servicer and consider providing such description in tabular format, similar to your disclosure on pages 10-11 relating to the Management Agreement. Please include a description of any expense reimbursements and termination fees you may be required to pay under the Servicing Agreement. To the extent you have paid any fees, please revise to disclose any amounts paid.

We have conflicts of interest with our Manager, the Servicer, and Aspen . . ., page 39

20. We note that this risk factor appears to address a number of distinct risks. Please revise to include sub-captions discussing each risk presented on pages 39-41.

Structure and Formation Transactions, page 64

21. We note your reference on page 64, and elsewhere, to Mr. Mendelsohn's control of 50% of "the manager of Aspen." Please revise the organization chart on page 65 to clarify, if true, that "Aspen Yo" is Aspen and clarify which entity is the manager of Aspen as well as how Aspen Capital fits into this chart. As you state on page 110 that each of Messrs. Mendelsohn and Rosenberg control 50% of manager of Aspen, please tell us with a view toward disclosure the extent to which Messrs. Mendelsohn and Rosenberg are able to control your actions as well as those of the Manager and Servicer.

Critical Accounting Policies, pages 70 – 72

22.   As disclosed on page 50, we note you have elected to use the extended transition period for complying with new or revised accounting standards for an "emerging growth company" pursuant to the JOBS Act.   Please revise your critical accounting policy disclosures in MD&A to include a statement indicating that your financial statements may not be comparable to companies that comply with public company effective dates.

Strategy, page 80

23.   We note your references throughout this section to your proprietary models and your "comprehensive loan and property history data base and data tracking." Please clarify if you own such proprietary models and data bases and specifically explain how these tools as well as your long-term relationships with sellers allow you to purchase loans at significant discounts to UPB and current property values.

Investment Process, page 88

24.   We note your disclosure on page 89 discussing the process that the Servicer, overseen by the Manager, uses for assessing portfolio investment opportunities. We further note your disclosure on pages 91, 104, and elsewhere, indicating that the Manager's responsibility includes the sourcing, analyzing, and executing of asset acquisitions. Please revise your disclosure throughout to clarify who is responsible for sourcing acquisitions and how your Manager and Servicer divide duties.

Commodity Pool Operator Exemption, page 96

25.   You state on page 96 that you expect to rely on no-action relief from the Commodities Futures Trading Commission. Please revise to disclose whether you have affirmatively claimed the relief by filing a notice with the CFTC.

Management, page 97

26.   We note your disclosure on page 91 that Mr. Schaub serves as a member of your Manager's internal investment committee. Please revise your disclosure in this section to describe each of your officer and director's positions with your Manager and your Servicer, as applicable. To the extent that your Manager and Servicer share the same officers, please revise throughout your disclosure to clarify this.

27.   Please revise this section briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director and director nominee should serve on your board of directors.

Investment Supervisory Committee, page 101

28.   We note your disclosure on page 101 that the Investment Supervisory Committee
        will approve investments and acquisitions that exceed 15% of your equity. We also note
        that your previous disclosure on page 91 indicated that the committee will approve
        investments and acquisitions that exceed 10% of your equity. Please reconcile these
        disclosures and briefly clarify the role of the board of directors.

Right of First Offer, page 120

29.   We note your disclosure on page 120 regarding the right of first offer for the REIT
        Institutional Investors. Please clarify whether the REIT Institutional Investors have the
        right of first offer in connection with this offering. If so, please tell us with view to
        disclosure how you intend to manage this right of first offer and how this right would be
        exercised.

Audited – March 31, 2014

Note 2 – Significant Accounting Policies, page F-4

30.   Please revise to include your accounting policy for organization and offering costs.
        Reference is made to paragraph 720-15-25-1 of the FASB Accounting Standards
        Codification and SAB Topic 5A.

Note 4 – Subsequent Events, page F-6

31.   As disclosed on pages 9 through 12, we note you entered into management and servicing
        agreements on July 8, 2014. Please expand your disclosures to include significant terms
        related to these agreements. Expanded disclosures should include information related to
        fees and compensation to be paid.

32.   We note you utilized $47.9 million of the proceeds from the private placement to acquire
        82% of the equity interests in Little Ajax II. It appears your acquisition of Little Ajax II
        would be significant. Please clarify how you have evaluated the guidance in Rule 3-05
        and Article 11 of Regulation S-X in determining the need to provide separate financial
        statements and pro-forma financial information related to your acquisition of Little Ajax
        II.

33.   We note that Little Ajax II is an affiliated entity. Please clarify to us how you have
        accounted for your acquisition of Little Ajax II. Within your response, please reference
        any authoritative guidance within Topic 805 of the Financial Accounting Standards
        Codification relied upon and describe the relationships existing between you and Little
        Ajax II prior to acquisition. Within your response, please clarify if such relationships
        include common ownership and/or management.

34. Given that your own operations appear insignificant relative to the operations of Little Ajax II, please clarify how you have evaluated whether Little Ajax II represents a predecessor entity. Your response should address all facts and circumstances considered in reaching your conclusion. Please note that if deemed a predecessor entity, financial information of a predecessor is required for all periods before the acquisition, with no lapse in audited periods or omission of other information required pursuant to Articles 3, 10 and 12 of Regulation S-X.

Un-Audited – June 30, 2014

Note 2 – Significant Accounting Policies

Basis of Presentation, page F-6

35. Please revise to include a statement of whether all adjustments are of a normal recurring nature. If not, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments. Reference is made to Rule 10-01(b)(8) of Regulation S-X.

Exhibit Index, page II-5

36. We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file draft copies on EDGAR as correspondence.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468, or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Anna T. Pinedo, Esq.